Allegheny Bancshares, Inc.
                                        P. O. Box 487
                                        Franklin, WV 26807

                                        May 30, 2006




U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549-5561

Attention:  Amanda B. Roberts

            Re:   Allegheny Bancshares, Inc.
                  Item 4.01, Form 8-K Filed May 16, 2006
                  File No. 000-50151

Dear Ms. Roberts:

            Thank you for the staff's letter of comment dated May 23, 2006 regarding the above-referenced filing. We have filed an amendment to the above-referenced filing and are providing a marked courtesy copy of that amendment to you. The Company's responses to your comments are as follows:

            Comment 1. Please amend you Form 8-K to include the following:

                    o State whether the former accountants declined to stand for re-election on May 11, 2006. Your current disclosure does not clarify whether and when the former accountants informed the Board of their decision.

                    o Revise your disclosure with respect to disagreements between you and the former accountants to include the interim period from the latest fiscal year end to the date of declination.

                    o State whether during the two most recent fiscal years or any subsequent interim period there were any reportable events as defined by paragraph (v) in Item 304(a)(1) of Regulation 8-K, and, if applicable, provide the disclosures required by paragraph (iv).


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U.S. Securities and Exchange Commission
Division of Corporation Finance
May 26, 2006
Page 2



                    o State whether during the two most recent fiscal years or any subsequent interim period your new independent accountant, Larrowe & Company, P.L.C., had been engaged by you as either the principal accountant to audit your financial statements, or as a consultant. Refer to Item 304(a)(2) of Regulation S-K.

            Response 1. We have provided the requested information in the amendment to the Form 8-K.

            Comment 2. Include an updated letter from your former accountants addressing your revised disclosure as an exhibit to your Form 8-K/A.

            Response 2. Please see the letter from the former accountants attached as an exhibit to the Form 8-K/A.

            The Company hereby acknowledges that:

               o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

               o Staff comments or changes to disclosures in response to staff comments do not preclude the Commission from taking any action with respect to the filing; and

               o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            Please feel free to call me at the above number if you have any questions.

                                          Very truly yours,

                                          /s/ WILLIAM A. LOVING, JR.

                                          William A. Loving, Jr.
                                          Chief Executive Officer
                                          Allegheny Bancshares, Inc.

WAL/skf/C1092498